Exhibit 99.1

September 3, 2021

Kathryn Cohen

Executive Director

Institutional Shareholder Services

702 King Farm Boulevard, Suite 400

Rockville, MD 20850

Dear Ms. Cohen,

I am writing in regard to the August 11, 2021 report (the “Report”) issued by Institutional Shareholder Services, Inc. (“ISS”) on the Highland Income Fund (NYSE: HFRO) (“HFRO” or the “Fund”), a closed-end fund managed by Highland Capital Management Fund Advisors, L.P. (the “Adviser,” “we,” “us,” or “our”). The Report provided a proxy analysis and voting recommendations for the proposal to convert the Fund to a diversified holding company (the “Holding Company”).

The proposal to change the Fund’s business from a registered investment company to a diversified holding company and to amend certain fundamental investment restrictions (the “Business Change Proposal”) aims to increase shareholder value and better position HFRO in the current and future market environment. At the special meeting of shareholders (“Special Meeting”), HFRO shareholders are being asked to vote upon the Business Change Proposal and, if approved, to approve the amendment and restatement of the Fund’s Agreement and Declaration of Trust (the “Amendment Proposal” and, together with the Business Change Proposal, the “Proposals”).

While the Report recognizes that “some type of change” may be beneficial for the Fund and its shareholders, it ultimately recommends that shareholders vote against the Proposals. After reading the Report, it appears to us that ISS relied on misleading and inaccurate information in analyzing the Proposals and making your voting recommendation. While we are concerned that the Report repeats misleading assertions and factual inaccuracies, equally concerning is the way in which ISS seems to have received and evaluated such information. The arguments in the Report suggest that ISS was given misleading and inaccurate information on the Proposals and the Adviser by other parties and that this information was not properly vetted. Based on the fact that the Report repeats such information without independently verifying its accuracy, it appears that these parties ultimately may have had inappropriate influence on the process and the final voting recommendation. (Of note, some inaccuracies in the Report may have stemmed from the authors not having a full understanding of the Fund and/or the Proposals; the enclosed document addresses those issues and provides clarifications and other relevant information that will allow ISS to conduct a more in-depth analysis.)

We are disappointed that ISS apparently allowed other parties to contribute extensively to the Report and influence its recommendation, without giving the Adviser a chance to address those parties’ claims prior to publication. Even more discouraging is the fact that after the Report’s publication, our request to engage in dialogue with ISS (as the other parties did) was denied. This response leaves us with limited remedies to effectively address what we view as the Report’s inaccuracies.

300 CRESCENT COURT, SUITE 700    |    DALLAS, TEXAS 75201

We believe that if these matters had been given a fair and thorough analysis upfront, then the publication of misleading information could have been avoided. Nevertheless, we trust that ISS remains committed to obtaining the “most complete and accurate information upon which to base [its] research and recommendations” and using that information to deliver an accurate and balanced assessment of the Proposals.

We prepared the enclosed document to facilitate an assessment that comports with ISS’s standards. The document corrects and clarifies several inaccurate and misleading statements made in the Report. It also includes information about material changes that were made to the Proposals that make the Proposals even more advantageous to the Fund’s shareholders and other recent developments that occurred subsequent to the publication of the Report.

With these corrections and in light of this new information, we ask ISS to reconsider its original Report and its recommendations. Taking this material into account, we request that ISS issue an “Alert” report with an updated recommendation that reflects a fair and thorough analysis of the Proposals.

We remain available to discuss any of these matters in more detail to ensure ISS has a complete understanding of all relevant facts and circumstances.

Sincerely,

Frank Waterhouse

Chief Financial Officer

CORRECTIONS AND CLARIFICATIONS TO THE REPORT

The Report mischaracterizes the Proposals as a “dramatic departure from the status quo,” overlooking important information about HFRO’s current and historical portfolio.

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Given this mischaracterization, it appears the authors did not sufficiently review portfolio-level data, and as a result, the Report fails to recognize: (1) how the Fund’s portfolio allocation has evolved in recent years; and (2) that many of the Fund’s current holdings are relevant to the Holding Company’s strategy that would be effected through the Business Change Proposal.

•	While the Proposals would make structural changes, there are aspects of the current strategy and current portfolio that would continue as a Holding Company.

While the report characterizes the Proposals as a major change, the Adviser believes the Proposals are a gradual next step in the evolution of the Fund’s portfolio. Over the last few years, the Fund has lowered exposures to credit and increased exposures to private investments (within the existing investment fund parameters). We believe the Fund’s private investments have the potential to deliver more attractive risk-adjusted returns.1 Additionally, we have historically reserved a portion of the Fund’s investment portfolio for opportunistic investments—one of the core focus areas of the Holding Company strategy—and that has been an area of growth for the Fund based on the performance attribution.

We are targeting 25% of assets in each of the four core themes/sectors: financial services, real estate, healthcare, and opportunistic. Nearly all the Fund’s top positions already fit into these categories, further supporting the fact that this a natural transition.

The proposed strategy is tailored to the Fund; it expands on certain investment themes and top holdings in the current portfolio, combined with areas where we believe we have differentiated expertise and/or resources that we can use to unlock potential value. Additionally, the Adviser has extensive experience managing investments in the private company space, often doing so with involvement and representation at the board level. The strategy is therefore not new to us and has been represented in parts of the Fund’s current portfolio.

We also have a robust investment platform with back-office infrastructure designed to support a range of different investment vehicles operating across asset classes. We thus believe that the existing investment platform that HFRO operates on today can seamlessly support the Fund’s transition to a holding company structure and HFRO’s ongoing operations post-conversion.

We believe the Holding Company strategy provides a practical and efficient way to continue the evolution of HFRO’s portfolio away from credit, where high yield spreads are at an all-time low, and into positions in privately held companies with better potential for growth and thus better potential for shareholder returns.

[1]	Risk-adjusted return is a calculation of the potential profit from an investment that takes into account the degree of risk associated with such investment.

The Report fails to recognize the Adviser’s consideration of the Fund’s share price relative to net asset value (“NAV”) and how that consideration influenced the Proposals.

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The Report opines that there are “risks to common shareholders implied by HFRO’s track record” and cites HFRO’s discount to NAV among its primary concerns. These statements appear to indicate that the authors did not fully appreciate that: (1) the Proposals specifically seek to address HFRO’s discount to NAV; and (2) prior to announcing the Proposals, the Adviser considered a wide range of options to address the discount before ultimately determining that the Proposals represented the best solution for the Fund and its shareholders.

From HFRO’s conversion to a closed-end fund in November 2017 through August 30, 2021, the Fund’s NAV has performed well and outperformed its peer average and the closed-end fund bank loan category2; however, the Fund’s market price has traded at a discount to NAV. In other words, in its current structure we do not believe that the market is recognizing the Fund’s true value. We believe that this persistent discount to NAV is in part due to the unique opportunities we have pursued in the portfolio that are not immediately understood in the context of a closed-end fund. In our view, these kinds of opportunities may be better understood as subsidiaries of a diversified holding company. The goal of the conversion is to create a more appropriate vehicle through which to pursue our business strategy, which could result in enhanced performance for HFRO and the market for its shares.

In fact, one of the primary intended benefits of the conversion is the potential for HFRO, as a holding company, to trade at a premium to book value. As a closed-end fund, HFRO currently calculates a daily NAV, which in the simplest term is the fair market value of the Fund’s assets (i.e., its portfolio investments). It reports a daily NAV per share, which is the NAV divided by the number of HFRO shares outstanding, along with the Fund’s market price, as its shares are traded on the NYSE. Closed-end funds often trade at a discount to NAV, which means that the share price at which the closed-end fund’s shares trade in the market is often lower than the NAV per share.

Typically, holding companies do not report a NAV but do report book value. Book value is the cost of carrying an asset on a company’s balance sheet.

Through the conversion process NAV will become a less meaningful measure of value as we expect that investors and analysts will use valuation metrics based on book value, such as price-to-book multiples and other valuation metrics that are more appropriate in valuing the stock of operating or holding companies. Historically, comparable diversified holding companies have traded more frequently at premiums to their book value while closed-end funds have more frequently traded at a discount to NAV.2

The Adviser considered a range of potential options to close the discount to NAV and ultimately determined that the conversion offered the best option for the Fund and its shareholders.

The Report focuses on the need to address the discount but fails to note that is precisely what the Adviser is attempting to do with the Proposals.

The Report fails to disclose important information about a shareholder group featured prominently in the Report.

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The Report extensively covers a group identified as the Coalition of Concerned Stockholders (the “Coalition”) and appears to rely heavily on the group’s arguments in making its recommendation against the Proposals. The Report’s use of the Coalition’s arguments is potentially misleading as it lacks important disclosures about the group.

[2]	Past performance is not a guarantee of future results and there can be no assurance that HFRO will not continue to trade at a discount to NAV after converting to a diversified holding company.

The Report describes the Coalition of Concerned Stockholders as a group of shareholders yet fails to note that there is only one identified member of the group, Phillip Goldstein, the founder of Bulldog Investors (“Bulldog”), who is the only shareholder that filed a 13D and the only shareholder that, as of the publication of the Report, to our knowledge had publicly expressed any association with such a Coalition.

The Report also fails to note Mr. Goldstein’s standing and history as a shareholder. We are not aware of Mr. Goldstein, Bulldog or any funds or accounts under its control owning any shares of HFRO as of June 14, 2021, the record date for the Special Meeting. In citing Bulldog’s views, the Report should make it clear that Mr. Goldstein cannot vote any of the shares he and a fund under his control recently purchased at the Special Meeting, yet that information was absent from the Report.

Additionally, Mr. Goldstein’s investment strategy focuses on closed-end funds, and he recently failed in his own attempt to convert High Income Securities Fund (NYSE:PCF) to a holding company, making the group inherently biased toward that closed-end funds and unlikely to consider the merits of a thoughtful and deliberate conversion to a holding company structure.

It is also important to note that Mr. Goldstein has launched several activist campaigns against closed-end funds seeking to secure investment advisory agreements. These facts indicate that the views expressed by Mr. Goldstein represent those of an opportunistic activist rather than that of the broader shareholder population.

The Report does not properly vet the statements made by the Coalition.

•	The Report appears to simply repeat the Coalition’s arguments, without any independent effort to verify the information with the Adviser.

The Report gives credence to the Coalition’s arguments, despite never seeking to verify the validity of their claims. For instance, the Coalition’s letter claims that “Among the many protections that will be lost if the proposed conversion is implemented are…a prohibition on using excessive leverage… a prohibition on secondary offerings that dilute existing stockholders…[and] a prohibition on self-dealing (joint) transactions,” which mischaracterizes certain regulatory restrictions and presents them in a tone consistent with the Coalition’s bias against the Proposals. The Report uses language that is nearly identical to the Coalition’s statements yet presents such information as objective fact rather than attributing it directly to the Coalition and clearly indicating that such views are those of the Coalition. For example, the Report states, “These protections include prohibitions on excessive leverage, dilutive secondary offerings, and self-dealing transactions…”

The Report gives the Coalition’s arguments significant authority rather than portraying them as the opinion of a biased shareholder. The Report also fails to disclose that Mr. Goldstein touted the benefits to shareholders of a holding company not being subject to the 1940 Act regime when he was seeking to persuade shareholders in his own fund, PCF, to support deregistration and a conversion to a holding company.

Further, no effort was made to contact the Adviser to respond to the Coalition’s claims about the Adviser and the Proposals. The Report therefore lacks important context and corrections to the Coalition’s arguments.

The Report provides a misleading account of the Holding Company’s regulatory framework.

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The Report highlights the Coalition’s argument that shareholders will lose important protections under the Proposals. This argument fails to recognize the protections that exist under the Holding Company’s regulatory framework.

Part of conversion involves transitioning out of the Investment Company Act of 1940 (the “1940 Act”), which regulates the organization and operation of registered investment companies like HFRO. Through the conversion, HFRO will become a corporate issuer, which is subject to different SEC rules and regulations.

Despite the transition out of the 1940 Act, the Holding Company will operate under a regulatory framework that provides several shareholder protections. It will be regulated under the Securities Exchange Act of 1934, which has robust disclosure and audit requirements for corporate issuers, as well as the rules of the NYSE, which include corporate governance standards that are designed for the protection of investors. While some of the rules and regulations applicable to the Fund will change, the regulatory system that governs the Holding Company is designed to promote fairness, provide financial transparency, and establish accountability.

The Holding Company’s regulatory framework adds new elements that promote transparency, including reporting requirements that provide a structure to deliver standardized segment-level information. We believe this added transparency will improve the understanding of the Fund’s underlying assets and long-term strategy.

As noted, the Coalition’s statements about lack of regulation under the 1940 Act and its impact on shareholder protections is disingenuous at best given Mr. Goldstein’s own arguments in favor of deregistering his own fund, PCF, and attempting to turn it into a holding company. The Report’s recitation of these statements without any of the relevant context serves only to further promote their misleading nature.

The Report contains factually inaccurate information about leverage limits and omits key details about the Fund’s governing documents.

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In highlighting the Coalition’s argument about investor protections, the Report incorrectly states that the Proposals remove protections that prevent the use of “excessive leverage.” This statement suggests that the author does not recognize that there are leverage limits set by the preferred shares governing document, which would not change under the Proposals.

The governing document for HFRO’s outstanding preferred shares will continue to impose certain leverage limits, at least until September 30, 2024, when the preferred shares become subject to optional redemption or until HFRO is able to obtain preferred shareholder approval of amendments to the preferred share governing document.

The Report fails to address important information about performance attribution.

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Restating another argument from the Coalition, the Report criticizes HFRO’s exposure to “illiquid hard-to-value assets, to which investors assign a large discount.” The Report fails to acknowledge that such assets have outperformed relative to their weightings in the Fund in recent years.

The Adviser recognizes that there is often limited information on private, less liquid investments compared to what is available for publicly traded securities, where information is readily available due to SEC reporting requirements and stock exchange rules. While this limited availability of information regarding private investment opportunities often requires more resources to accurately value certain private investments, it is also one of the inefficiencies on which investors can capitalize to generate outsized returns.

In the current portfolio, the less liquid assets, which at one time may have been the subject of criticism, have been among the biggest contributors to performance in recent years.

In fact, that was a key consideration of the proposal. In our view, converting HFRO to a diversified holding company provides a better structure for us to pursue the types of acquisitions that have been key drivers of HFRO’s success as a closed-end fund.

The Report fails to consider the fact that the Proposals broaden portfolio management to a four-person management team.

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The Report highlight’s the Coalition’s criticisms of HFRO portfolio manager Jim Dondero. While the Adviser believes that those criticisms are meritless, the Report fails to acknowledge that the Proposals broaden management beyond the current oversight of Mr. Dondero.

The proposed management of the Holding Company consists of a four-person management team, broadening the management responsibilities from the Fund’s existing structure. While Mr. Dondero will remain involved in the Holding Company, the oversight will be shared by three other individuals, including the current co-portfolio manager, Joe Sowin. Together, the Holding Company management team has an in-depth understanding of the current portfolio and extensive expertise relevant to the Holding Company strategy.

The Report provides a misleading account of litigation, which fails to consider the ongoing litigation that already has and may continue to benefit HFRO shareholders.

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Restating another argument from the Coalition, the Report raises concerns about a “history of contentious litigation,” yet fails to note the benefit to HFRO and its shareholders from historical litigation.

Among the historical litigation is the high-profile case against Credit Suisse, AG, Cayman Islands Branch, and Credit Suisse Securities (USA), LLC (“Credit Suisse”), which seeks recoveries for the benefit of the Fund and its shareholders. On June 28, 2021, the 134th Judicial District Court (the “Court”) issued a judgment against Credit Suisse, awarding $121 million to Claymore Holdings LLC, the entity formed to pursue the collective claims on behalf of HFRO and the NexPoint Strategic Opportunities Fund (“NHF”). Credit Suisse filed a notice of appeal of the June 28 judgment. The matter now will be reviewed by the Dallas Court of Appeals, which ruled unanimously in favor of Claymore in the last round of appeals.3

In addition to the ongoing litigation with Credit Suisse, there were major settlements reached in related cases that have already benefitted the Fund and its shareholders.

[3]

Any final judgment amount would be reduced by attorney fees and other litigation-related expenses. The net proceeds would then be allocated to the Funds based on respective damages (approximately 82% to HFRO and 18% to NHF). As legal proceedings are ongoing and all recoveries remain contingent, no award amount has been recorded in the Fund’s net asset values at this time.

The Report fails to consider how the Coalition’s proposed strategy could significantly diminish shareholder return.

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The Report highlights the Coalition’s proposed investment strategy of monetizing illiquid investments and redeploying the capital into liquid income-producing securities. This fails to consider the consequences of attempting to carry out the monetization and redeployment of capital that is suggested by the Coalition, which could significantly diminish shareholder return.

The Report also highlights the Coalition’s proposed investment strategy of monetizing illiquid investments and redeploying the capital into liquid income-producing securities yet fails to note how this proposed strategy may limit the return of the Fund. The Adviser recognizes that some of the Fund’s investments have short-term catalysts, but views others as longer-term in nature; therefore, attempts to monetize illiquid investments held in the Fund in the near term may limit those investments’ return potential. We believe that such a strategy could result in investors not being able to realize the benefits of certain investment themes that will take longer to play out.

Returning to liquid, income-producing securities would in our view further limit the return potential.

Rates on such investments are at historic lows, and inflation expectations are rising in response to the stimulus and central bank accommodations that stemmed from the COVID-19 pandemic. We believe investments in floating-rate and fixed-rate securities driven by the short end of the curve will remain unattractive.

We continue to see outsized return potential in private markets, where we believe we can draw on our relationships, research and due diligence, structuring, execution, and operational expertise over a longer-term horizon to capitalize on inefficiencies and unlock value. This view has been supported by performance in the Fund’s private holdings, which have outperformed relative to their weightings in the Fund in recent years.

The Report highlights the Coalition’s plan to repurchase shares as part of its proposed strategy, yet misleadingly fails to note the share purchases included as part of the Proposals.

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The Report highlights the Coalition’s proposed investment strategy of repurchasing shares when HFRO trades at a large discount to NAV. Presenting this as an alternative strategy—it is prefaced by the phrase “unlike the approach pursued by Dondero”—is misleading, as it fails to recognize that significant share repurchases are already included as part of the Proposals.

The Report promotes the Coalition’s suggestion to repurchase shares when HFRO trades at a discount to NAV; however, it fails to highlight the fact that significant share repurchases are already included as part of the Proposals.

HFRO has committed to a formulaic 10b5-1 buyback program (the “Company Buyback Program”) that is triggered if more than 250,000 shares trade below $12.00/share on any trading day during the month from the date of shareholder approval of the Proposals through January 31, 2022 (the “Company Buyback Period”), subject to certain terms, conditions, and legal limitations.

In addition to the Company Buyback Program, the members of the proposed management team for the Holding Company (either individually or through non-investment company affiliates) have committed to buying between $10 million and $20 million of HFRO common shares after shareholder approval of the Proposals through the date on which the deregistration order is issued, subject to certain terms, conditions, and legal limitations (the “Management Purchase Plan”).

The Report acknowledged the Company Buyback Program and Management Purchase Plan, yet repeated the Coalition’s statement about share repurchases, failing to indicate the errors of such statement.

The Report promotes the flawed notion that the market reaction alone is evidence that validates all its concerns.

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The Report falsely asserts that the market agrees with its assessment of the Proposals, noting that the market reacted negatively to the announcement and that the discount to NAV has widened since the announcement. The notion that the initial market reaction indicates inadequate shareholder support is misleading, as it fails to acknowledge that the reaction was based on the preliminary proxy statement, ignoring the material changes that were made in the definitive proxy statement.

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It also disregards the improvements to share price that have occurred in the time since the initial announcement and fails to consider the potential impact that the Company Buyback Program and Management Purchase Plan would have on share price, once implemented.

The Adviser was acutely aware of the volatility in HFRO’s share price during the first two weeks following the initial announcement. At that point in time, the only materials available to shareholders were the preliminary proxy statement and related press release, and we were in the early stages of our efforts to educate HFRO’s shareholders about the potential benefits of the Proposals. We believe the share sell-off immediately following the filing of the preliminary proxy statement was a “sell first, ask questions later” event and, in part, a result of certain shareholders not fully understanding the potential benefits of the Proposals. While HFRO’s current share price is still below what it was when the Proposals were announced, we have observed a steady improvement in the share price as we have had more time to educate and interact with shareholders.

We also listened attentively to investor feedback during the period immediately following the filing of the preliminary proxy and incorporated that feedback into the Proxy Statement, which was filed on July 9, 2021. Specifically, we made changes to the Proposals that we believe enhance the potential benefits of the Proposals and provide more support for both the Fund and HFRO shareholders during the conversion process. We believe that shareholders responded to these changes and that the changes helped drive more enthusiasm for the Proposals.

The Report critically compares the Proposals to a separate transaction, without providing any independent analysis of the similarities/differences or the relevance.

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The Report highlights the argument from the Coalition that a similar proposal was approved last year by the shareholders of NexPoint Strategic Opportunities Fund (NHF), which now trades at a significant discount to NAV, suggesting that HFRO is likely to follow a similar trajectory. This is misleading as it fails to highlight the many differences between the two funds and the proposed conversions.

The NexPoint Strategic Opportunities Fund, an affiliated closed-end fund managed by NexPoint Advisors, L.P. (“NexPoint”), is in the process of converting to a publicly traded REIT. Shareholders overwhelmingly approved the conversion last year, and the fund filed for a deregistration order with the SEC at the end of the first quarter of 2021. Of note, ISS issued a report on NHF’s proposed conversion, recommending that shareholders vote for the conversion proposals.

During the SEC’s review process, NHF continues to be structured as a registered closed-end investment company, though it has repositioned its investment portfolio sufficient to achieve REIT tax status and is operating during its 2021 taxable year so that it may qualify for taxation as a REIT. The investor base is currently in transition, and NexPoint believes that upon conversion, NHF will attract new shareholders under the REIT structure. NexPoint anticipates that NHF will receive its deregistration order this year. NexPoint believes that the expanded shareholder base would help support NHF’s share price. NexPoint also believes that the new investors are also likely to be familiar with real estate assets and the REIT structure, and can therefore recognize the value of NHF’s portfolio, which is less understood by the closed-end fund community.

Additionally, NHF is actually trading at a lower discount now than when the NHF conversion was announced. And since the conversion was announced through August 30, 2021, NHF is up 51.35%, outperforming the S&P 500 at 48.85%. It is misleading to only mention that NHF trades at a discount without including other relevant performance metrics.

While we believe NHF’s discount will continue to narrow as it completes its conversion to a REIT, that situation is unique to that fund, and not reflective of the expected conversion process for HFRO.

We believe HFRO can convert to a diversified holding company in a shorter time frame than that followed by NHF for its REIT conversion. While HFRO may experience a similar transition of its investor base, a condensed conversion period would accelerate the broadening of the investor base, bringing in new shareholders sooner to support HFRO’s NAV. Regardless of the favorable transition timeline, HFRO’s conversion includes support features designed to directly address any potential discount. These include the Company Buyback Program and the Management Purchase Plan—features that were not components of NHF’s conversion proposal. Additionally, we believe the recently announced Tender Offer (further described below) provides additional liquidity for shareholders to exit the Fund, while mitigating a potential negative impact on the share price.

Lastly, NHF and HFRO are substantially different funds, so while both are pursuing conversions away from closed-end fund structures, they are doing so with different rationales, different proposed strategies, and different assets to serve as a foundation of the post-conversion portfolios.

There is overlap in the management of the funds, with Jim Dondero serving as a portfolio manager for both NHF and HFRO. However, Mr. Dondero holds several other leadership positions across the investment platform. For example, he is also the president and chairman of NexPoint Residential Trust, Inc. (“NXRT”), a publicly traded REIT launched in 2015 as a spinoff of NHF. NXRT has recently traded at a premium to NAV and has been a top performing REIT in the MSCI U.S. REIT Index (RMZ) since its inception in 2015, thus demonstrating management’s abilities to successfully operate in a publicly listed structure. Additionally, the Holding Company’s proposed management structure includes a four-person management team, which would broaden the oversight of HFRO.

The Report fails to consider the alignment of interest between management and shareholders.

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The Report questions whether shareholders’ interests would be prioritized by management yet fails to recognize the alignment of interests that exists between management and shareholders under the Holding Company structure.

There is an alignment of interests that gives shareholders reason to believe in management.

Members of the proposed Holding Company management team are currently HFRO shareholders, and they will receive a portion of their compensation that is directly tied to the success of HFRO, which creates an alignment of interests.

The Management Purchase Plan also provides alignment between management and shareholders. The plan was included as part of the Proposals to demonstrate management’s commitment to the conversion and provide additional support for shareholders. After the conversion, we also intend to establish a long-term incentive plan that, subject to approval, would further align management’s interests with that of the Holding Company shareholders.

Further, the Adviser has continued to prioritize shareholders’ concerns throughout the process thus far, using feedback from shareholders to inform the updates made to the Proposals after the initial announcement.

The Report highlights a court order against Dondero, without providing adequate context or verifying the information with the Adviser.

•	The Report fails to note important details and background about the court order against Mr. Dondero.

On June 7, 2021, the bankruptcy court issued an order in an adversary proceeding in the Highland Capital Management L.P. (“HCMLP”) case. The order granted in part a motion to hold James Dondero in civil contempt for alleged violations of a temporary restraining order (the “TRO”), which was issued by the court on December 10, 2020. The civil contempt motion covered the period between December 10, 2020 (the date of entry of the TRO) and January 7, 2021 (the “Relevant Time Period”). Of note, the parties subsequently reached an agreement resolving the adversary proceeding. While the resolution of the adversary proceeding puts this matter in the past, the court still issued a ruling addressing actions during the Relevant Time Period.

The motion alleged that Mr. Dondero violated the TRO during the Relevant Time Period for interfering with HCMLP’s business, among other allegations. The actions in question include Mr. Dondero’s attempts to raise concerns about trades conducted by HCMLP in certain CLOs.

Mr. Dondero raised these concerns on behalf of funds/accounts that own a majority of the controlling class of shares in certain of the CLOs. With his actions, Mr. Dondero sought to ensure the CLOs were being managed in a way that reflected the best interests of the investors in the CLOs. In its opinion, the court states that “[Mr. Dondero’s] intent does not matter” as “intent does not matter with civil contempt.”

We disagree with court’s order and believe that Mr. Dondero was acting appropriately in his attempts to protect investors. Despite the ruling, the review of this matter has brought added scrutiny to the management of the CLOs, which we hope will prevent similar issues from arising in the future.

Additionally, the Report repeats the false statement that Mr. Dondero was “found to have improperly disposed of a cell phone that may have contained evidence.” That is not an accurate representation of the findings that were included in the order; in fact, the order says there is insufficient evidence to make any such finding. This factual inaccuracy that was included in the Report suggests that the authors failed to review the materials that they referenced in the Report in support of their criticisms of the Adviser.

The Report fails to consider the benefits of certain corporate governance features that are especially relevant in the context of the Proposals.

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The Report notes that “HFRO employs several governance practices that are not considered best practice,” and highlights the adoption of a control share acquisition provision as its primary concern; however, it fails to consider the impact of the control share acquisition provision in the context of the Proposals (and the current portfolio).

The control share acquisition provision that the Report criticizes broadly, saying it is “not considered best practice,” is an important feature that provides consistency in management, which is key for the current portfolio and the Holding Company strategy. In this instance, there is good reason for the Fund to employ this corporate governance feature, despite it being considered unfavorable in other circumstances.

This provision allows management to make decisions consistent with maximizing the long-term value of the current portfolio, which in turn helps maximize the returns delivered to shareholders. The provision is not intended to deter shareholders from exercising their rights and/or speaking their mind, but instead aims to minimize the risk of activists targeting the management agreement and preventing the current investments from reaching their full return potential. In other words, it prevents activists from taking over a portfolio they are not equipped to manage. Given the features of the current portfolio and the Holding Company strategy, the control share acquisition provision is merited in the context of the Proposals.

MATERIAL CHANGES MADE TO THE PROPOSALS AFTER PUBLICATION OF THE REPORT

Since the Report was published, HFRO has announced additional changes that seek to further enhance the Proposals.

On August 13, 2021, HFRO announced a tender offer as part of the conversion proposal. The tender offer was approved by the Fund’s Board of Trustees (the “Board”) on August 16, 2021. Under the terms of the tender offer, the Fund will purchase for cash up to $50 million in aggregate value of common shares at a price equal to 95% of the NAV per common share as of the close of business on the business day before the tender offer expires (the “Tender Offer”). The Tender Offer is contingent upon the Fund obtaining shareholder approval of the Proposals at the Special Meeting.

The Tender Offer aims to provide additional shareholder liquidity during the conversion process, augmenting the existing shareholder support features, including the Company Buyback Program and Management Purchase Plan, among others, which were included in the definitive proxy statement filed on July 9, 2021.

The Tender Offer will be separate from and carried out in addition to the Company Buyback Program and the Management Purchase Plan. Any purchases made pursuant to the Company Buyback Program and the Management Purchase plan will be conducted in compliance with applicable laws and regulations, which means such purchases are not permitted to commence until the expiration of at least ten business days after the date of termination of the Tender Offer.

Based on our ongoing interactions with shareholders, we believe that the changes have been well received.

OTHER NOTABLE EVENTS THAT OCCURED AFTER PUBLICATION OF THE REPORT

Since the Report was published, another shareholder issued a public letter that recommends shareholders vote against the Proposals.

The letter largely restates many of the misleading, inaccurate, and disingenuous arguments that the Mr. Goldstein publicized, and which are addressed in the foregoing pages. Those include, among other things, misleading information related to: the loss of 1940 Act regulation; ignorance of the Company Buyback Program and other support features; ignorance of the current portfolio, its role in the Business Change Proposal, and its role in recent positive performance; and the citation of ISS’s recommendation, which, as demonstrated, is flawed and based on incomplete information.

Like Mr. Goldstein’s letter, we believe the complaints by this shareholder have nothing to do with what is good for the broader shareholder base, but instead is another attempt by a sophisticated investor to profit from the volatility in the market price that has followed from the Business Change Proposal, and that they are using you – ISS – as a tool to seek to realize that individual profit at the expense of fellow shareholders.

RISKS & DISCLOSURES

Past performance is no guarantee of future results. The rate of return will vary, and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. current performance may be lower or higher than the performance data quoted. Returns are historical and include change in share price and reinvestment of all distributions. Total investment return does not reflect broker sales charges or commissions. All performance information is for common shares of the Trust. See the proxy statement and financial statements for more information before investing.

You should carefully consider HFRO’s business strategy, risks, fees and expenses. A copy of the proxy statement, which contains this and other information was filed with the SEC on or about July 9, 2021.

This document contains forward-looking statements. These statements reflect the current views of management with respect to future events and financial performance. Forward-looking statements can be identified by words such as “anticipate”, “expect”, “could,” “may”, “potential”, “will”, “ability,” “targets,” “believe,” “likely,” “assumes,” “ensuring,” “available,” “optionality,” “viability,” “maintain,” “consistent,” “pace,” “should,” “emerging,” “driving,” “looking to,” and similar statements of a future or forward-looking nature. Forward-looking statements address matters that involve risks and uncertainties. Past performance does not guarantee future results. Performance during time periods shown is limited and may not reflect the performance in difference economic and market cycles. There can be no assurance that similar performance will be experienced.

This document is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. Upon commencement of the Tender Offer, the Fund will file with the SEC a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits. These documents will contain important information about the Tender Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Tender Offer by directing a request to the Fund.

This document contains information about prior investments made by the Adviser of HFRO. This information was prepared by the Adviser based on its experience in the industry and on assumptions of fact and opinion as to future events which the Adviser believed to be reasonable when made. There can be no assurance that the Adviser and/or HFRO will be as successful as these earlier investments. Prior investment returns are not indicative of future results. It should not be assumed that investment recommendations made in the future will be profitable or will equal the performance of the securities included herein.

HFRO, once transitioned to a holding company, will not be an investment fund and will employ a business strategy that is focused on acquiring controlling interests in, and managing, attractive businesses and will seek to profit primarily from their improved operating results, as opposed to making securities-focused investments with an intent to profit from an exit strategy. Therefore, the risk/return characteristics of HFRO are expected to be materially different from those of “private equity” and very limited reliance, if any, should be placed on statistics related to private equity funds or the private equity industry. These statistics are presented for informational purposes only as a reasonably understandable grounding point for the universe of private company equity.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange and frequently trade at prices lower than their net asset value. Net Asset Value (“NAV”) is total assets less total liabilities, which includes preferred shares, divided by the number of common shares outstanding. When NAV is lower than market price, dividends are assumed to be reinvested at the greater of NAV or 95% of the market price. When NAV is higher, dividends are assumed to be reinvested at market price. For additional information, please contact your investment adviser or visit our website https://www.highlandfunds.com/income-fund.

Registered investment companies like HFRO are subject to certain risks.

Senior Loans Risk. The risk that the issuer of a senior may fail to pay interest or principal when due, and changes in market interest rates may reduce the value of the senior loan or reduce HFRO’s returns. The risks associated with senior loans are similar to the risks of high yield debt securities. Senior loans and other debt securities are also subject to the risk of price declines and to increases in interest rates, particularly long-term rates. Senior loans are also subject to the risk that, as interest rates rise, the cost of borrowing increases, which may increase the risk of default. In addition, the interest rates of floating rate loans typically only adjust to changes in short-term interest rates; long-term interest rates can vary dramatically from short-term interest rates. Therefore, senior loans may not mitigate price declines in a long-term interest rate environment. HFRO’s investments in senior loans are typically below investment grade and are considered speculative because of the credit risk of their issuers.

Industry Concentration Risk. HFRO must invest at least 25% of the value of its total assets at the time of purchase in securities of issuers conducting their principal business activities in the real estate industry. HFRO may be subject to greater market fluctuations than a fund that does not concentrate its investments in a particular industry. Financial, economic, business, and other developments affecting issuers in the real estate industry will have a greater effect on HFRO, and if securities of the real estate industry fall out of favor, HFRO could underperform, or its NAV may be more volatile than, funds that have greater industry diversification.

Interest Rate Risk. The risk that debt securities, and HFRO’s net assets, may decline in value because of changes in interest rates. Generally, debt securities will decrease in value when interest rates rise and increase in value when interest rates decline.

Credit Risk. The risk that HFRO could lose money if the issuer or guarantor of a fixed income security, or the counterparty of a derivatives contract or repurchase agreement, is unable or unwilling (or is perceived to be unable or unwilling) to make a timely payment of principal and/or interest, or to otherwise honor its obligations.

Leverage Risk. Leverage may increase the risk of loss, cause fluctuations in the market value of HFRO’s portfolio to have disproportionately large effects or cause our NAV to decline faster than it would otherwise.

Real Estate Market Risk. HFRO is exposed to economic, market and regulatory changes that impact the real estate market generally and through its investment in NFRO REIT Sub, LLC (the “REIT Subsidiary”), which may cause HFRO’s operating results to suffer. A number of factors may prevent the REIT Subsidiary’s properties and other real estate-related investments from generating sufficient net cash flow or may adversely affect their value, or both, resulting in less cash available for distribution, or a loss, to us. These factors include: national, regional and local economic conditions;

changing demographics; the ability of property managers to provide capable management and adequate maintenance; the quality of a property’s construction and design; increases in costs of maintenance, insurance, and operations (including energy costs and real estate taxes); potential environmental and other legal liabilities; the level of financing used by the REIT Subsidiary and the availability and cost of refinancing; potential instability, default or bankruptcy of tenants in the properties owned by the REIT Subsidiary; the relative illiquidity of real estate investments in general, which may make it difficult to sell a property at an attractive price or within a reasonable time frame. The full extent of the impact and effects of the recent outbreak of COVID-19 on the future financial performance of HFRO, and specifically, on its investments and tenants to properties held by its REIT Subsidiary, are uncertain at this time. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

Pandemics and Associated Economic Disruption. An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread internationally. This coronavirus has resulted in the closing of borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general anxiety and economic uncertainty. It is not known how long any negative impacts, or any future impacts of other significant events such as a substantial economic downturn, will last. Health crises caused by outbreaks of disease, such as the coronavirus, may exacerbate other preexisting political, social, and economic risks. This outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the global economy, as well as the economies of individual countries, individual companies, and the market in general in significant and unforeseen ways. For example, a widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, which could adversely affect HFRO’s performance, the performance of the securities in which HFRO invests, lines of credit available to HFRO and may lead to losses on your investment in HFRO. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers.

In addition, we will be exposed to certain risks related to the implementation of the Conversion Proposal and the deregistration process.

HFRO will remain subject to certain contractual limitations on leverage, asset coverage requirements and other restrictions similar to those imposed by the 1940 Act until the terms of HFRO’s outstanding preferred shares are amended or the preferred shares are redeemed, which may not occur until September 30, 2024.

Portfolio Transition Risk. During the conversion period, we will be required to transition a material portion of our assets to ensure a non-investment company portfolio.

Delays in the Deregistration Process. Any delay in receiving the Deregistration Order may delay our ability to operate like a typical diversified holding company not subject to the 1940 Act.

In addition to the foregoing, we will be exposed to additional risks as a diversified holding company if the Conversion Proposal is implemented.

Concentration and Illiquidity Risk. Our investments in our subsidiaries and future acquisition opportunities may be concentrated in a limited number of companies and may have limited liquidity.

Management and Key Personnel Risk. Our future success is dependent on our management team and the management teams of our subsidiaries, the loss of any of whom could materially adversely affect our financial condition, business, and results of operations.

No Prior Experience Risk. Our Adviser and management team have limited experience in acquiring or developing businesses and no prior experience operating a diversified holding company. In addition, while it is not expected that the Company will be limited in the types of companies or industries it can invest in, it has limited experience in managing businesses and as a result, there can be no assurance that it will be able to implement our new business strategy or if implemented, that it will be successful.

Acquisition Risk. Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect HFRO’s profitability.

Future Opportunities Risk. We may not be able to successfully fund future acquisitions of new businesses due to the lack of availability of debt or equity financing at the HFRO level on acceptable terms, which could impede the implementation of our acquisition strategy and materially adversely impact our financial condition, business, and results of operations.

Sector Risks. To the extent that we and our subsidiaries operate in the financial services, real estate, and healthcare industries, we and our subsidiaries will be exposed to certain risks unique to each of those sectors and risks associate with any other sectors in which we or our subsidiaries may operate.

Capital Loss Carryforwards Risk. There can be no assurances that we will be able to use our accumulated capital loss carryforwards.

Investment Securities Risks. We may continue to hold a portion of our assets in investment securities, which would expose HFRO to all of the risk traditionally associated with such investments, including total loss of investment.

Conflicts of Interest. Substantial conflicts of interest may arise from our current and historical relationships with the Adviser and its affiliates.